UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2009

_____

IRWIN FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

INDIANA	001-16691	35-1286807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR.

a.) On July 31, 2009, the Board of Directors of the Corporation amended the Corporation's By-Laws to add new Section 5.15 to Article 5 thereof, in order to elect not to be governed by new Indiana Code Section 23-1-33-6(c) of the Indiana Business Corporation Law (the "IBCL"). The new IBCL provision, which became effective July 1, 2009, imposes mandatory staggered terms for the members of the board of directors of all public companies incorporated in Indiana unless, on or before July 31, 2009, the company adopts a bylaw expressly electing not to be governed by the provision. Even if a company elects to "opt out" of the mandatory IBCL staggered board requirement, the company may maintain or adopt a staggered board in compliance with the provisions of the company's articles or bylaws. A company that does opt out on or before July 31, 2009, may subsequently rescind the election to opt out and cause the company to become subject to the mandatory staggered board requirement.

The Corporation currently maintains a staggered Board of Directors in compliance with its By-Laws. The new provision of the Corporation's By-laws is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	**Description**
3.1	New Section 5.15 of Article 5 of the Corporation's By-Laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: August 6, 2009   By: /s/ Steven R. Schultz

_____

STEVEN R. SCHULTZ
First Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
3.1	New Section 5.15 of Article 5 of the Corporation's By-Laws.

EXHIBIT 3.1

AMENDED CODE OF BY-LAWS
(SECTION AMENDED AND APPROVED JULY 31, 2009

ARTICLE 5

The Board of Directors

5.15 Election Not To Be Governed By Ind. Code Section 23-1-33-6(c): The Corporation shall
not be governed by any of the provisions set forth in Section 23-1-33-6(c) of the Act.